

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Mala Murthy
Chief Financial Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 203
Purchase, New York 10577

      Re: Teladoc Health, Inc.
          Form 8-K for the Period Ended April 29, 2020
          Filed April 29, 2020
          File No: 1-37477

Dear Ms. Murthy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Christopher.J.Clark